                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  FORM 10-SB/A-3
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                                 AQUA DYNE, INC.
                                 ---------------
                 (Name of Small Business Issuer in its Charter)

           Delaware                                              33-0922627
-------------------------------                             --------------------
(State or Other Jurisdiction of                             (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)

23011 Moulton Parkway, Ste. A-16, Laguna Hills, CA                 92653
--------------------------------------------------                 -----
(Address of Principal Executive Offices)                         (Zip Code)

                                 (949) 597-0186
                                 --------------
                           (Issuers Telephone Number)

Securities to be registered under Section 12(b) of the Act:

  Title of Each Class                             Name of Each Exchange on Which
  to be so Registered                             Each class is to be Registered
--------------------------------------------------------------------------------

                                      NONE

Securities to be registered under Section 12(g) of the Act:

                          Common Stock $.001 par value
    ------------------------------------------------------------------------
                                (Title of Class)

PART I........................................................................2
   Item 1.     DESCRIPTION OF BUSINESS........................................2
      General.................................................................2
      Water Treatment Industry................................................2
      The Company.............................................................3
      JetWater System Overview................................................4
      Technical Description of the JetWater System............................5
      Markets.................................................................5
      Marketing...............................................................6
      Competing Technology....................................................6
      Raw Materials and Supplies..............................................7
      Product Development; Patens, Trademarks and Licenses....................8
      Product Warranties; Insurance...........................................8
      Employees...............................................................8
      Agreements..............................................................8
      Risk Factors............................................................8
      Forward-Looking Statements..............................................9
      Risks Related to our Business Operations................................9
      Risks Related to Competition...........................................10
      Risks Related to Market of our Common Stock............................10
      Risks of Doing Business in Other Countries.............................11
      Importance of Certain Employees........................................11
      Potential Environmental Risks..........................................11
      Technological and Regulatory Risks.....................................12
      Risks Related to Certain Conflicts of Interest of the Company's
          Officers and Directors.............................................12
      The Company Expects to Pay no Cash Dividends...........................12
   Item 2.     MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.....13
   Item 3.     DESCRIPTION OF PROPERTY.......................................13
   Item 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
               AND MANAGEMENT................................................13
   Item 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
               PERSONS.......................................................14
   Item 6.     EXECUTIVE COMPENSATION........................................15
   Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................15
   Item 8.     DESCRIPTION OF SECURITIES.....................................15
      Description of Common Stock............................................15
      Miscellaneous Rights and Provisions....................................15
      Dividends..............................................................15
      Voting Rights..........................................................15
PART II......................................................................16
   Item 1.     MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS......16
   Item 2.     LEGAL PROCEEDINGS.............................................16
   Item 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.................16
   Item 4.     RECENT SALES OF UNREGISTERED SECURITIES.......................16
   Item 5.     INDEMNIFICATION OF OFFICERS AND DIRECTORS.....................16
FINANCIAL STATEMENTS.........................................................17
EXHIBITS.....................................................................18
SIGNATURES...................................................................19

                                     PART I
                                     ------

Item 1.  DESCRIPTION OF BUSINESS

General
-------

Aqua Dyne, Inc. ("Company", "us", "we" or "ADI") was incorporated and commenced operations on April 26, 2000. ADI was formed to seek out and acquire promising technologies with the intent of bringing them to commercialization. The first such technology we acquired was the JetWater System for water purification. This technology was acquired from Global Power & Water, Inc., a Nevada corporation ("Global"). As a result of the acquisition Global became our controlling shareholder. Following the acquisition of the patent rights and complete ownership of this technology, we have been working to complete development and testing of the JetWater System process. With the successful completion of independent testing of the process, which was conducted by Occupational Hygiene, Environment and Chemistry Centre(1) in Australia, we are having units manufactured for pilot studies prior to commercialization.

We expect to generate income in two primary ways: 1) to initially receive a payment for each JetWater System unit committed to; and 2) to receive an additional royalty payment for each gallon or liter of water processed.

We have no current business other than the JetWater System.

In order to raise funds necessary to complete these tasks and bring the JetWater System to market, we have completed an offering pursuant to Rule 504 of Regulation D at $1.00 per share for 997,000 shares of our common stock to Accredited Investors only. As of March 31, 2001, $997,000 was raised on the offering.

The Water Treatment Industry
----------------------------

Global population growth, economic expansion, scarcity of available water resources, heightened public concern about water quality and growing regulatory and legislative requirements have resulted in continued growth in demand for water and wastewater treatment. In addition to the need for potable water, industrial companies require treated water for most manufactured products, whether as an ingredient in the finished product or as part of the manufacturing process. Accordingly, most manufacturers utilize water treatment systems to purify their incoming, or "process", water. Public water departments and private water companies, responsible for providing potable water, employ water treatment technology to purify their water supply. Furthermore, government regulations require most industrial companies and municipalities to treat their outgoing wastewater. We currently do not have any contracts, arrangements, or other indicia of participation in the growth prospects for water treatment, and there can be no assurances of such participation in the future.

Customers of the water and wastewater treatment industry can be classified into three broad categories: (i) industrial and commercial businesses, which include companies in such markets as pharmaceuticals, microelectronics, automotive, power generation, chemical processing, oil and metal finishing; (ii) municipal and private suppliers of public water and wastewater services; and (iii) individual consumers of bottled water, household point-of-use products, such as domestic filtration systems and parts, and water softening and conditioning equipment.

Industrial and Commercial Users. Industrial and commercial users have a significant need for treated water because it is a necessary component in many products and industrial and other processes. The quality of water varies dramatically across geographic regions, and water contains impurities that, if untreated, can render it effectively useless for most industrial purposes. The use of untreated water in manufacturing processes can result not only in inconsistent product quality, but also in substantial equipment degradation, which can lead to costly maintenance or replacement costs. Consequently, most manufacturers treat their process water in order to maintain a consistently acceptable degree of purity. For example, treated water is an integral component of many consumer goods and is used in the manufacture of pharmaceutical products, microelectronics and chemicals. Food and beverage manufacturers require water with consistent quality to preserve uniformity of taste and appearance in their products. As a result of these process specifications, industrial customers often require a broad range of treatment technologies to treat their process water.

----------------
(1) Occupational Hygiene, Environment and Chemistry Centre is administered by the Queensland Government's Department of Natural Resources and Mines.

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In addition to treating their process water to ensure product quality, industrial users are often required to treat their wastewater. Government regulations regarding the disposal of aqueous industrial waste, combined with public concern regarding industrial pollution, have led to increased awareness on the part of businesses and public utilities as to the benefits of wastewater treatment and waste minimization. In response to higher water prices and rising wastewater discharge fees, industrial manufacturers have also become aware of the cost-effectiveness of recycling their wastewater. As a result of these factors, industrial companies increasingly require complex systems and equipment to treat and recycle process water and wastewater.

Municipal Users. Public awareness and governmental concern regarding the increasing scarcity of water, the quality of drinking water, and the potential health hazards associated with waste products discharged into the environment, have resulted in legislation, regulation and enforcement requiring strict standards for potable water and restrictions on the discharge of pollutants in municipal wastewater.

The Company believes that, in many areas of the United States and throughout the world, aged municipal water and wastewater treatment infrastructure is operating at or near capacity, and is in need of substantial capital expenditures and is not well-equipped to satisfy increasing regulatory and legislative requirements. In addition, many municipalities are experiencing reduced economic resources. The Company believes that, as a result, many such customers are seeking innovative solutions to their water treatment needs, such as improved technologies and equipment, and various outsourcing and service options, such as contract operations and privatization. Privatization involves the transfer of ownership and operation of water and wastewater treatment facilities to companies capable of providing such services on a long-term basis.

Individual Consumers. The market for individual consumers consists of bottled water, point-of-use products, such as residential filtration systems and parts, and water softening and conditioning equipment installed at the point of entry to a household water system. Consumers' needs vary by geographic location as a result of differing water qualities and level of economic development. This segment of the industry is highly fragmented, and the Company believes there are thousands of participants in the water conditioning and point-of-use products markets.

Seventy per cent of the earth's surface is covered with water and less than one per cent of that is potable (Barrons, March 5th, 2001), so turning seawater into drinking water or for agricultural use, removing contaminates from polluted water or recycling water for industry all present significant commercial opportunities for any company that can provide these services in an environmentally friendly and cost effective manner.

The Company
-----------

We have completed the acquisition of the JetWater System technology from Global Power and Water, Inc., a Nevada corporation in exchange for issuance to Global of 4,000,000 of our shares of common stock initially, 1,000,000 shares following the successful testing of the system and another 1,000,000 shares to be issued contingent upon the successful commercialization of the system.

To date a total of 5,000,000 of our shares of common stock have been issued to Global, following the successful independent testing of the JetWater System. A total of $997,000 (excluding the offering expenses of approximately $30,000) was raised as of March 31, 2001, through the 504 offering. The funds received by us should enable us to concentrate on bringing the JetWater System technology to market. As of September 30, 2001 there were 6,647,000 shares of common stock issued and outstanding.

In addition to selling to us all rights and ownership of the JetWater System, Greg Paxton, the inventor and principal of Global, has assigned the rights to any improvements he may make in the technology in the future. Mr. Paxton and Global have also agreed to continue on an ongoing basis to perform engineering and technical support services exclusively for our Company. We have agreed to pay Global $80,000 per year until a working prototype has been developed. After the prototype has been developed the annual payments will increase to $100,000 per year and finally to $120,000 per year after we have secured our first contract. At present time, we have completed the prototype development stage and have ordered the first unit to be used for demonstrations to make sales from.

JetWater System Overview
------------------------

The JetWater System technology is used for the recovery of potable water from seawater or any organically or mineral polluted water source using gas turbine jet engines as the heat source.

The third generation prototype has been completed and put through numerous field tests and independent analysis. The successful completion of independent testing of the JetWater process, was conducted by Occupational Hygiene, Environment and Chemistry Centre ("OHECC")in Australia. The nature of the testing done by the OHECC can be explained in layman's terms by drawing a comparison to boiling a kettle full of water. As the water is boiled, one can see steam evolving from the water leaving behind the impurities within the kettle. If the steam is sucked into a cooling vessel, the steam will condense back to pure water. This condensed water is the product water from the JetWater system. The primary purpose of the testing done, was to analyze the water feeding into the JetWater system (similar to water feeding into a kettle) and analyzing the clean pure condensed water coming out of the other side. Once the analysis has been completed, the two water streams are compared to see whether the JetWater unit has in fact removed the contaminants from feed water.

The basic model of the JetWater System is a self-contained unit for ease of handling and can be configured as a portable unit. The JetWater System is a high efficiency water distillation system that utilizes a jet afterburner to superheat high volume water flows. The superheated water is then injected into a low-pressure chamber where it vaporizes causing suspended and dissolved solids to separate out. The recovered clean water vapor is then rapidly cooled and condensed back into a purified liquid. A computer that allows the purity of water to be controlled to meet the purification needed to suit the particular demand controls the system. Be it for industry, agriculture, recreation, consumption or medical use the purification level can be adjusted to the specific requirement. The water which the JetWater system produces can be used for drinking water as well as in other industries such as mining, agriculture,food-processing and other industries. JetWater system has not been used yet in any of those potential commercial applications.

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The final prototype model has been developed for demonstration purposes to handle 50,000 liters per hour (13,200 gallons per hour). The capacity can be expanded to handle any demand that may be called for. The JetWater System was designed with a multi fuel capability enabling it to run on whatever the prevailing fuel is in the area.

The basic prototype is 3 meters (approximately 9 feet) long, two meters (approximately 6 feet)wide and two meters (approximately 6 feet) high. It weighs approximately one ton (2,240 pounds) and is transportable. For very large applications the size adjusts upward and can be housed in a permanent facility. The solid by-products from the process accumulate in a spadeable material state and can be disposed of easily as they are basically inert. In the case where the removed substances are useable they can be recycled.

Technical Description of the JetWater System
--------------------------------------------

The JetWater System utilizes turbine jet engines which are no longer flight serviceable to produce distilled potable water in large quantities at efficiencies approaching 90% of the gross calorific value of the fuel used in the gas turbine heat engine process. The process involves the utilization of the Carnot heat engine efficiency cycle as embodied in the gas turbine jet engine and also utilization of the Rankie cycle in the efficient distillation and source water pre-heating during the process.

The apparatus comprises a gas jet engine pressure jet with a large percentage of bypass air. The hot exhaust from the jet engine is directed through an insulated duct with a number of finned carbon steel tubes across the duct. As the hot exhaust gas (at temperatures higher than 1200 degrees C) passes through the finned carbon steel heat exchanger, sea water or other source of water in the tubes is heated under pressure to a predetermined temperature above the predetermined boiling point of the feed water. The heated water is then released through a nozzle into a flash distillation chamber. This flash distillation chamber is maintained at a vacuum pressure that allows the feed water to boil (at 100 degrees C or higher).

A secondary heat exchanger is used to preheat the water before the high temperature heat exchanger. To avoid buildup of mineral deposits in the heat exchanger tubes a pump re-circulates the water at high velocities through the high temperate heat exchanger ensuring that the temperature rise of the water is no more than 2 degrees C at each pass of the water. This ensures that there will be the minimum buildup of insulation materials in the heat exchanger water tubes.

Feed water is drawn into the heat exchangers by a pump that is controlled by a Digital Control System (DCS) using a Variable Frequency Drive (VFD) to dynamically control the temperature, flow and pressure of the process utilizing Proportional and Integral Differential (P and ID) control. This allows the automation of the whole process without any intervention at all save for the maintenance.

The incoming water is directed into the preheat heat exchanger before going through the high temperature heat exchanger. The incoming water is used to cool and condense the steam vapor coming from the vacuum flash distillation chamber within the secondary heat exchanger while allowing a heat transfer to the incoming feed water. The apparatus for this process generates large amounts of heat and all high temperature areas are insulated using Micropore insulation.

Based on our internal tests, The JetWater System has proven to use the equivalent energy value of 38 Kwh per 1,000 gallons of distilled water produced. The reason for this result is due to the efficient recycling of the latent heat. The feed stock brine is recycled through the heat exchangers and a flash pot whereby a centrifugal blower is extracting the available portion of the latent heat in the flashing brine. This vapor is blown into the outer shell of the heat exchangers where it condenses into pure distillate and is extracted as product water. The vapor transfers its latent heat energy value through the wall of the heat exchangers to the recycled brine and is used again and again the same way.

Markets
-------

We believe that our high-purity water treatment system based on the JetWater System technology can be marketed to customers in the pharmaceutical/biotechnology, food and beverage and medical/laboratory/research markets. Ultra-high-purity systems are offered for the microelectronics industry, where the removal of contaminants at a microscopic level is required. Other potential industrial markets for our process water treatment products and technology may include a wide variety of applications in the automotive, chemical and petrochemical, metal finishing, power generation, oil field and refinery, pulp and paper and mining industries, all of which require improved or customized water in their manufacturing or other industrial processes. Due to the operating advantages and the cost effectiveness of the JetWater System, our management believes the initial users of this technology will be industrial operators where wastewater is a by-product of production, and future customers may include anyone who has wastewater to treat or requires fresh water production from saline or wastewater sources.

To ensure against capital risk our management has decided to concentrate efforts on one standard size unit. A standard size unit is capable of processing up to 50,000 liters (approximately 13,210 gallons)of wastewater per hour. We believe that there are opportunities for variation and adaptation of the technology that can be addressed when we have achieved market acceptance of the standard JetWater System.

The primary customers identified as the initial target market for the JetWater System are in the industrial areas, in particular food processing and other related industries where liquid waste streams currently exist, in most cases directly into the sewage system. Additional markets would include chemical manufactures; oil refining, mining, textile manufacturers and the agricultural industry. Another large market we intend to introduce the JetWater System to is the desalination of seawater for commercial and individual consumption. We believe that the JetWater System is well suited for desalination of water. The initial commercial applications are expected to be used as the showcase for domestic and international clients, many who have already registered an interest in the JetWater System.

The size of the market for the JetWater System is not easily measured or defined because JetWater's core purpose is the treatment of wastewater. JetWater can address this problem in most cases in almost every location around the world. It is very important to note that the main byproduct of the JetWater System is clean water. In many areas of the world this is a commodity that would have great value.

Marketing
---------

Assuming the completion of all the necessary research and development required to complete our product, and assuming that any pilot studies are successful, we plan to market the JetWater System. Our management believes the multi-purpose nature of the JetWater process should make it compatible to numerous water purification needs that exist in the world. As the commercial pollution and desalination areas are two of the most prominent needs that exist, we plan to initially concentrate on marketing to those areas.

Competing Technology
--------------------

All of the industries in which we will likely be competing are highly competitive, and most are fragmented, with numerous regional and local participants. Most of the companies currently involved in water and wastewater treatment industry are well established and have far superior financial capabilities than we do.

The process water and wastewater treatment industry is fragmented, with numerous regional participants in the United States and in countries throughout the world that are limited in their current geographic focus. This fragmentation is primarily due to local differences in water quality and supply, different levels of demand for water resulting from varying concentrations of industry and population, customer relationships and local governmental regulation. Most participants in the water and wastewater treatment industry provide a limited number of treatment technologies, a limited number of products or services, or focus on a particular industry. While the number of industry participants ranges from several large companies to hundreds of small local companies, there are few competitors in the industry that offer a full range of water and wastewater treatment equipment, technologies and services. The management believes that our company has the following advantages: the small capital outlay requirement for the JetWater System; the system is semi-portable; the high output can be achieved for the low capitalization expense and there are low per gallon processing costs.

The management is not aware of any reliable statistics that provide a basis from which to estimate our relative competitive position in these industries. Our process water treatment business will compete in the United States and internationally principally on the basis of product quality and specifications, technology, reliability, price, customized design and technical qualifications, reputation and prompt availability of local service.

The residential water industry is also highly competitive and fragmented. We will face competition in this market with companies with national distribution networks, businesses with regional scope and local product assemblers or service companies, as well as retail outlets. We believe that there are thousands of participants in the residential water business. The consumer products business competes principally on the basis of price, product quality and "taste," service, distribution capabilities, geographic presence and reputation.

There are a number of accepted processes already processing water.

o DISTILLATION OF WATER - This method involves raising the temperature of water at atmospheric pressure over 100 degrees C producing steam that is then distilled using either ambient air or water as the cooling medium to condense the steam back to pure water. The advantages to this method are: At a temperature above 65 degrees C most bacteria are killed off; Systems are easily monitored due to visible boiling taking place; Principal of operation is easy to comprehend so less personal training is involved; And total dissolved solids of < 10ppm are left in the distilled water. The primary disadvantages are: Very inefficient typically using indirect methods to heat the water and At high temperatures any solids in the water will congeal and be deposited on the surface of the heat exchanger further reducing efficiency.

o CONVENTIONAL FILTRATION - This process uses various sized filters to take solids and waste products from the water supply. It is very capital intensive and requires the water then be treated chemically to purify for consumption or to be put back into the environment. It is the most established method used and has the general acceptance by those needing water purification.

o REVERSE OSMOSIS - Reverse osmosis uses a membrane to remove ionic, organic and suspended solids from a water supply. A membrane system separates the feed water into two streams. The permeate stream is the water that passes through the semi-permeable membrane while the concentrate stream is part of the feed stream that is used to flush the concentrated solids from the system. A pump feeds water to the membrane housings. Water is separated by the membrane within the housing and leaves the membrane housing in two streams as permeate and concentrate. The permeate is collected at the permeate manifold on systems where more than one membrane housing is used. The membrane will perform differently at varying pressures and will reject mono and polyvalent ions at a different rate or effectiveness.

o VAPOR COMPRESSION - A method of distilling seawater is to reduce the temperature of the boiling point of water by lowering the pressure in the distillation chamber. This method is favored on ships due to its lower energy consumption. The major drawback with this system is the distillation temperature is too low to kill bacteria so ultra violet lamp generated ozone is usually used to kill bacteria in the distilled water. This method is not suitable for large-scale applications due to the difficulty of maintaining the distillation chamber at or below atmospheric pressures.

Technology today is developing many new methods to clean water and always working on the improvement of processes already available.

Raw Materials and Supplies
--------------------------

Raw materials, primarily steel, plastics and component parts such as pumps and valves, and products needed for the JetWater System unit are available from a number of sources. We do not anticipate any difficulties in obtaining the materials, components and supplies used in our operations.

Product Development; Patents, Trademarks and Licenses
-----------------------------------------------------

The Company currently owns International Patent Application No. PQ5402 filed under the Patent Cooperation Treaty signed at Washington on June 19, 1970 and given an international filing date of February 2, 2000 in respect of the invention known as the JetWater System. We acquired the patent and JetWater System technology from Global Power & Water, Inc., a Nevada corporation.

We also signed a consulting agreement with Global, pursuant to which Global will assist us with research and development with respect to the improvement and applications of the JetWater System. In addition, we are able to use the analytical laboratories and technical assistance in Australia (provided by CSIRO(2)) to perform water analyses and to test and improve the effectiveness of water treatment techniques in order to enhance the JetWater System's capability to design systems tailored specifically for the particular needs of customers.

At this time, we do not have any registered trademarks.

Product Warranties; Insurance
-----------------------------

We have not decided yet what type of warranty, if any, will be offered on our units of JetWater system.

We anticipate that performance guarantees should apply to most of our systems.

Employees
---------

We have no salaried employees at this time. The Officers and Directors are currently handling the administrative functions of the Company. Messrs. Ritter and Henderson are devoting such time as they deem reasonably necessary to carry out the business and affairs of the Company. The clerical support is provided by the entity controlled by the President of the Company.

Agreements
----------

We acquired the JetWater System from Global Power and Water, Inc., controlled by Greg Paxton, the inventor of the JetWater System, for 4,000,000 shares of common stock of the Company. The Agreement also calls for Global to receive an additional 1,000,000 shares after the JetWater System passed an independent test proving out the technology and another 1,000,000 shares when the JetWater System is commercialized. A total of 5,000,000 shares have been issued pursuant to the Global Agreement as of March 31, 2001. Mr. Paxton will continue to consult to the Company and has agreed that any and all improvements or modifications made to the JetWater System are the property of the Company.

Risk Factors
------------

You should carefully consider the following risks and other information in this report before you decide to purchase common stock in our Company. If any of the following risks actually occur, our business, results of operations, or financial condition would likely suffer. In such case the value of our stock could decline, and you may lose all or part of your investment.

--------

(2) CSIRO is an engineering group in Australia which is sponsored and funded by the Australian government.

Forward-Looking Statements
--------------------------

This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "feel," "confident," "potential," or "continue," the negative of such terms or other comparable terminology. These statements are only predictions and involve risks, uncertainties and other factors, including the risks outlined under "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

We may not achieve the results indicated by the forward-looking statements. The risk factors in this section are some of the factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

RISKS RELATED TO OUR BUSINESS OPERATIONS

o RISK OF MARKETING NEW TECHNOLOGY. We are a new company attempting to market a new technology. There is no guarantee the Company will be successful doing this.

o RISK OF ESTABLISHING A NEW MARKET. There can be no assurances that we will be successful in marketing units of the JetWater System for water purification. The market for new products can be very difficult to establish. There are competitors with long established products, accepted technology and superior financial resources for marketing. If the market for the JetWater System takes longer to develop than anticipated, this would have an adverse affect on revenues and potential profitability. We believe the JetWater System represents an innovation in the water purification industry. We cannot ensure our targeted customers will purchase any units. If the market develops more slowly than anticipated we may require additional financing and no assurances can be made that additional funding will be available.

o RISK OF INSUFFICIENT FUNDS FOR OPERATIONS. Our cash reserves may not be adequate to cover our costs of operations. We expect to fund our general operations and marketing activities for 2001 with our current cash reserves, which were obtained from the sale of securities. However, unexpected expenses or increases in costs may arise. There is no assurance we can raise the additional capital if needed. If additional funds are required it will probably be done through the sale of more common shares. If more shares are sold it will further dilute existing shareholders.

o RISK OF RAPID TECHNOLOGICAL CHANGES. Rapid technological changes could adversely affect our business. The market for water purification technology is characterized by rapid changes. Evolving industry standards and changing customer needs gives rise to a very competitive marketplace for new technology. If we are unable to meet or stay ahead on new technologies being developed and to changes in industry standards, our business could be adversely affected.

o ONE PRINCIPAL SHAREHOLDER HAS CENTRALIZED CONTROL OVER OUR AFFAIRS. The principal stockholder can exercise significant control over the Company and could limit the ability of our other stockholders to influence the outcome of transactions requiring a shareholder vote. As of March 31, 2001, over 75% of our outstanding stock is owned by Global. Global will therefore have the ability to exercise influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions.

RISKS RELATED TO COMPETITION

We will compete against many companies in fragmented, highly competitive markets and we have fewer resources than some of those companies. Our businesses compete within and outside the United States principally on the basis of the following factors:

          BUSINESS                           FACTORS
  ----------------------------------------------------------------------

    Water and Wastewater        o  Product quality and specifications
         Treatment              o  Technology
                                o  Reliability
                                o  Price (can predominate among competitors in
                                   the wastewater treatment business that have sufficient technical qualifications, particularly in the municipal contract bid process)
                                o  Customized design and technical
                                   qualifications
                                o  Reputation
                                o  Prompt local service

       Filtration and           o  Price
         Separation             o  Technical expertise
                                o  Product quality
                                o  Responsiveness to customer needs
                                o  Service
                                o  Technical support

   Industrial Products and      o  Quality
          Services              o  Service
                                o  Price

   Consumer and Commercial      o  Price
          Products              o  Product quality
                                o  "Taste"
                                o  Service
                                o  Distribution capabilities
                                o  Geographic presence
                                o  Reputation

Competitive pressures, including those described above, and other factors could cause us additional difficulties in acquiring market share or could result in decreases in prices, either of which could have a material adverse effect on our financial position and results of operations.

RISKS RELATED TO MARKET OF OUR COMMON STOCK

o LACK OF TRADING MARKET. The common stock currently has no market and there can be no assurances one will ever develop.

o RISK OF TRADING UNDER PENNY STOCK RULES. Our common stock will initially fall under the penny stock rules. As the Company's securities will not be listed on NASDAQ (and the Company will not qualify for NASDAQ) or certain other national exchanges and the offering price per share is below $5.00 per share, it is most likely that any future resale of such securities will be below $5.00 and subject to the requirements of the penny stock rules absent the availability of another exemption. The SEC has adopted rules (Rules 15g-2 through 15g-6 of the Securities Exchange Act of 1934) that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are any non-NASDAQ equity securities with a price of less than $5.00, subject to certain exceptions. The penny stock rules require a broker-dealer to deliver on any solicited transactions a standardized risk disclosure document prepared by the SEC, to provide the customer with a current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, to make a special written determination that the penny stock is suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. The disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for the stock that becomes subject to the penny stock rules. As the Company's securities will be subject to the penny stock rules, investors may find it more difficult to sell their securities. If the Company's securities were subject to the existing or proposed regulations on penny stocks, the market liquidity for the Company's securities could be severely and adversely affected by limiting the ability of broker-dealers to sell the Company's securities and the ability of shareholders to sell their securities in any secondary market.

o SHARES ELIGIBLE FOR FUTURE SALE. There is an aggregate of 6,647,000 shares of Common Stock issued and outstanding. 997,000 of such shares will be freely tradeable in the public market (except by affiliates of the Company) and 5,650,000 shares will be "restricted" as that term is defined under the Securities Act, and in the future may be sold in compliance with Rule 144 under the Securities Act or pursuant to a Registration Statement filed under the Securities Act. The 6,647,000 shares were issued previously by the Company and are held by 88 beneficial owners.

         Rule 144 generally provides that a person holding restricted securities for a period of one year may sell every three months in brokerage transactions and/or market-maker transactions an amount equal to the greater of one percent (l %) of (a) the Company's issued and outstanding Common Stock or (b) the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of the Company and who has satisfied a two-year holding period. However, all of the current shareholders of the Company owning 1% or more of the issued and outstanding Common Stock are subject to Rule 144 limitations on selling.

RISKS OF DOING BUSINESS IN OTHER COUNTRIES

We may conduct business in markets outside the United States. In addition to the risk of currency fluctuations, the risks associated with conducting business in some countries outside the United States can include:

      o   slower payment of invoices;

      o   underdeveloped legal systems;

      o   nationalization; and

      o   social, political and economic instability.

We cannot predict the full impact of any economic instability, but it could have a material adverse effect on our revenues and profits.

IMPORTANCE OF CERTAIN EMPLOYEES

Our senior officers, particularly John Ritter, who is our President, are very important to the success of our operations. We do not have compensation and benefit arrangements with our senior officers, including Mr. Ritter, and if any of our senior officers do not continue in their present roles, our prospects may be adversely affected.

POTENTIAL ENVIRONMENTAL RISKS

Environmental laws and regulations require us to meet certain standards and impose liability if we do not meet them. Environmental laws and regulations and their interpretations change. We must comply with any new standards and requirements, even when they require us to clean up environmental conditions that were not illegal when the conditions were created.

Impact of Environmental Laws on Our Product Sales and Potential Liabilities. The liabilities and risks imposed on our customers by environmental laws may adversely impact demand for some of our products or services or impose greater liabilities and risks on us, which could also have an adverse effect on our competitive and financial position.

TECHNOLOGICAL AND REGULATORY RISKS

Changes in technology, competitively imposed process standards and regulatory requirements influence the demand for many of our products and services. To grow and remain competitive, we need to anticipate changes in technological and regulatory standards. We need to introduce new and enhanced products on a timely basis. We may not achieve these goals and some of our products may become obsolete.

New products often face lack of market acceptance, development delays or operational failure. Stricter governmental regulations also may affect acceptance of new products. The market growth potential of in-process research and development that we have acquired with some businesses we bought is subject to significant risks, including high development, production and sales costs, introduction of competing technologies and the possible lack of market acceptance of the developed products and technologies.

Our patent may not provide substantial protection from competition or be of commercial benefit to us. We may not be able to enforce our rights under trademarks or patents against third parties. Some international jurisdictions may not protect these kinds of rights to the same extent that they are protected under U.S. law. If a third party successfully challenges our trademarks or patents, it may affect our competitive and financial position.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST OF THE COMPANY'S OFFICERS AND DIRECTORS

o BUSINESS OPPORTUNITY CONFLICTS. John Ritter and John Henderson are also principals in the entities controlled by them, respectively. Although it is unlikely, since their respective businesses have different operations than the Company, Messrs. Ritter and Henderson may face a conflict of interest with respect to presenting the corporate opportunity to the Company. In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present certain business opportunities to such corporation. As a result of Messrs. Ritter and Henderson business associations with other companies they may encounter conflicting interests.

o TIME COMMITMENT TO THE COMPANY. Messrs. Ritter and Henderson are not required to commit their full time to the affairs of the Company and it is likely that they will not devote a full time schedule to the affairs of the Company. Messrs. Ritter and Henderson will have conflicts of interest in allocating management time among various business activities. However, Messrs. Ritter and Henderson will devote such time as they deem reasonably necessary to carry out the business and affairs of the Company. There can be no assurance that any of the foregoing conflicts will be resolved in favor of the Company.

THE COMPANY EXPECTS TO PAY NO CASH DIVIDENDS

The Company does not expect to pay dividends in the near future. The payment of dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements, and general financial condition of the Company. The payment of any dividends will be within the discretion of the Company's then Board of Directors. The Company presently intends to retain all earnings, if any, for use in the Company's business operations and accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

Item 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The Company acquired the JetWater System in its final stages of prototype development from Global Power & Water, Inc. ("Global") in Fiscal 2000 in exchange for issuance to Global of 4,000,000 of our shares of common stock initially, 1,000,000 shares following the successful testing of the system and another 1,000,000 shares to be issued contingent upon the successful commercialization of the system. To date a total of 5,000,000 of our shares of common stock have been issued to Global, following the successful independent testing of the JetWater System. The acquisition of JetWater system from Global was accounted for as a purchase of an asset for stock.

Management's goal was to keep costs to a minimum for the year until the JetWater System was ready for commercial development. Following the completion of the testing of the JetWater System the planned activities for the remainder of 2001 include: 1) initial production of the first commercial version of the JetWater System, which is expected to be available in the fall of 2001; 2) begin demonstrations to parties that would have a need for the JetWater System; 3) work with Global to continue to improve and modify the JetWater System; 4) initiate contract discussions for the JetWater System; and 5) seek out potential joint venture partners to market the JetWater System to selective industries and territories. While it is expected that the JetWater System will be ready to market beginning this fall, there can be no assurance that we will be successful in our marketing efforts, the development of any joint ventures or in the eventual sale of the JetWater System.

We expect the funds raised in our offering to be sufficient to carry out all the management functions necessary to bring the JetWater System to market. For the fiscal year 2000, management kept expenditures to $18,973, consisting of primarily start-up and incorporating expenses. For the three months ending March 31, 2001, the Company has expended $138,971 in research and development costs relating to finalizing the development of the prototype and getting it ready for commercialization. With over $800,000 left from the offering proceeds the management believes it has sufficient capital to begin manufacturing and marketing of the JetWater System. The Company has budgeted approximately $425,000 for the fiscal year 2001 (funded with proceeds from the offering). The management believes that these funds should be sufficient to enable the Company to bring the JetWater System to market and generate sales. Although these cost estimates do provide for some contingencies and unexpected expenses they may not be sufficient should some major unforeseen event arise. For that reason the Company is keeping over $350,000 in reserves and for funding expenses in fiscal 2002 should no sales take place prior to such time.

Our net loss from inception (April 26, 2000) until December 31, 2000 is $18,973. Our net loss for the three months ended March 31, 2001 was 1,142,269 (unaudited). Our net loss for the nine months ended September 30, 2001 is $1,409,005.

Our general and administrative expenses from inception (April 26, 2000) until December 31, 2001 are $18,973. They consisted principally of legal expenses of $10,041, reimbursement of an officer of the Company for administrative expenses of $7,264, which consisted principally of travel, meals, and office supply expenses, and the other $1,668 consisted of expenses for taxes, amortization, and directors fees. Our general and administrative expenses for the three months ended March 31, 2001 are $6,648 (unaudited). They consisted of amortization expense of $50, office administration expenses of $3,571, with the remaining balance consisting of $3,027 for accountant fees, bank service charges, and filing fees. See Note 2 to the Financial Statements. Our general and administrative expenses for the nine months ended September 30, 2001 are $94,398 (unaudited). They consisted of amortization expense of $100, office administration expenses of $21,063, with the remaining balance consisting of $73,235 for accountant fees, bank service charges, and filing fees. During the three months ended March 31, 2001, the Company wrote down the intellectual property to its fair market value of $4,000 and recorded an impairment loss of $1,000,000.

Our research and development expenses from inception (April 26, 2000) until December 31, 2001 are nil. Our research and development expenses for the three months ended March 31, 2001 are $138,971 (unaudited). All costs were related to the process of establishing the technological feasibility of the water purification system and consisted of $115,638 for purchases of materials and equipment to develop a prototype of the water purification machine and $23,333 consisted for salaries of Global Power & Water, Inc. Research and development expenses for the nine months ended September 30, 2001, of $329,475 included salaries and further purchases of materials and equipment.

Currently there are no signed contracts that will produce revenue and there can be no assurances that management will be successful in negotiating such contracts.

Item 3.  DESCRIPTION OF PROPERTY

The Company is provided office space, phones and clerical services from an entity controlled by the President for a fee of $25,000 per year. The clerical and property services include the secretarial, phone answering and general office assistance. Such services are made available to the Company on terms as favorable as could be obtained from an unaffiliated party.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of September 30, 2001 the number and percentage of shares of common stock of the Company owned of record and beneficially, by each person owning more than 5% of the Company outstanding common stock and by all Officers and Directors. on September 30, 2001, there were 6,647,000 shares of common stock outstanding.

        Name              Shares of Common Stock (1)        Percent of Ownership
        ----              ----------------------            --------------------

  Global Power
  And Water, Inc. (2)            5,000,000                         75.2%

  John Ritter (3)                   25,000                            *%

  John Henderson (3) (4)                 0                            0%

  David Klages (3) (4)              25,000                            *%

  ALL OFFICERS AND DIRECTORS        50,000                            *%

  AS A GROUP (2 PERSONS)
---------------

*   Less than 1%

(1) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(2) Global may receive an additional 1,000,000 shares pursuant to the agreement with the Company. Global is beneficially owned and controlled by Greg Paxton.

(3) Officers and directors both received their shares from the Company for services rendered.

(4) Mr. Klages resigned his position as an officer and director of the Company in August,2001, Mr. Henderson was appointed to fill in the vacancy on the Board of Directors at the same time.

Item 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

The officers and directors of the Company, their ages and present positions held with the Company are as follows:

    NAME        AGE   POSITIONS WITH THE COMPANY

John Ritter     46    President and Director

John Henderson  45    Director

David Klages    63    Former Vice President and Director

John Albert Ritter - President/Director - Mr. Ritter has been a President and director of the Company since May, 2000. He is the owner and President of Alloy Products, Inc., a liaison between manufacturers and foundries. Mr. Ritter established Alloy Products in 1990. The company represents among others the largest truck wheel manufacturer in the world, which owns a variety of foundries that specialize in high volume cast machined parts with facilities in the United States, Europe and Mexico and also have joint ventures with Alcoa Aluminum. In addition Mr. Ritter is part owner and on the Board of Directors of Aacco Foundry in Benson, Arizona, a modern foundry and machining facility located on twelve acres, and a private company.

John Henderson - Director - Mr. Henderson has been a director since August, 2001. Mr Henderson is a lawyer who has operated his own legal firm since 1989 and has practised in the areas of commercial litigation, property law and finance law. He has represented clients from Malaysia, Singapore, New Zealand, Japan and Indonesia in relation to their property/finance dealings in Australia as well as Australian businesses in their international trading.

David Klages - former Vice President and Director - Mr. Klages has been the Company's officer and director since May, 2000. He is the Chairman of the Board of Klages Carter Vail and Partners (KCV), Architects and Planners which recently merged with another firm in which Mr. Klages continues to be a principal. KCV was founded in 1969 by Mr. Klages and the firm is engaged as architects and planners both within the United States and internationally. Mr. Klages received his Bachelor of Architecture in 1961 from the University of Southern California.

Greg Paxton - Consultant - Mr. Paxton is the controlling shareholder and President of Global Power and Water, Inc. He is an engineering specialist experienced in consulting to local, State and Federal governmental agencies on liquid waste management and problems associated with polluted liquids. His company has been a contract auditor for several coal mining companies examining internal compliance for the regulatory authorities on environmental emissions. He is in charge of JetWater's research and development and will also be the technical liaison contact in negotiations on business to business marketing and business to government marketing.

Item 6.  EXECUTIVE COMPENSATION

No Executive at this time is receiving any compensation. There are no employment agreements in place at this time. In August 2000, the two Directors were each issued 25,000 restricted shares at par value by the company.

Consulting Agreements
---------------------

The Company entered into an agreement with Global Power & Water, Inc. to assist the Company and to provide consulting services with respect to further development of the workable prototype of the JetWater System technology. The Company will pay Global $80,000 per annum until a marketable prototype has been developed. Once a marketable prototype has been developed, the annual payments will increase to $100,000 and to $120,000 when the Company has secured its first commercial contract. The term of the agreement is for five years.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 8, 2000 the Company entered into two agreements with Global Power and Water, Inc., a Company owned by Greg Paxton, a consultant to and majority shareholder of the Company. Global assigned its rights to the JetWater System, including patent rights and in exchange received 4,000,000 shares. Global will receive an additional 1,000,000 shares upon successful completion of independent testing and another 1,000,000 shares when the Company receives from Global a fully working prototype which is ready for large scale production.

A five year agreement relating to technical assistance was also signed with Global receiving $80,000 per year increasing to $100,000 per year when a prototype passes the test requirements and to $120,000 per year after the Company signs their first commercial sales contract.

On August 15, 2000, the Company issued 25,000 restricted shares at par value to each of the two Directors. On April 26, 2000, the Company issued 600,000 restricted shares to a former Company's director and incorporator, valued at par value.

Item 8.  DESCRIPTION OF SECURITIES

Description of Common Stock
---------------------------

The authorized capital of the stock of the Company consists of 20,000,000 shares of common stock, $.001 par value per share, of which 6,647,000 were issued and outstanding at September 30, 2001.

Miscellaneous Rights and Provisions
-----------------------------------

Shares of the common stock have no preemptive or conversion rights, no redemption or sinking fund provisions and are not liable to further call or assessment. The outstanding shares of the common stock are fully paid and non-assessable. Each share of common stock is entitled to share ratably in any assets available for distribution to holders of its equity securities upon liquidation of the Company.

Dividends
---------

Holders of the common stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds available therefore. Any such dividends may be paid in cash, property of shares of the common stock.

Voting Rights
-------------

Each holder of common stock is entitled to one vote per share on all matters, including the election of directors. Holders of common stock do not have cumulative voting rights. The absence of cumulative voting rights means that the holders of more than 50% of the shares voting for the election of directors can elect all directors if they choose to do so. In such event, the holders of the remaining shares of the common stock will not be entitled to elect any director. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.

                                     PART II
                                     -------

Item 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock of the Company has not begun trading yet. As of September 30, 2001 there were 88 shareholders of record. There can be no assurances that any market for the shares of common stock of the Company will ever develop. The Company has not paid any dividends since inception. We do not anticipate paying any dividends in the future even if we were to have earnings.

SHARES ELIGIBLE FOR FUTURE SALE. There is an aggregate of 6,647,000 shares of Common Stock issued and outstanding. 997,000 of such shares were issued pursuant to Rule 504 of Regulation D and will be freely tradeable in the public market (except by affiliates of the Company) and 5,650,000 shares will be "restricted" as that term is defined under the Securities Act, and in the future may be sold in compliance with Rule 144 under the Securities Act or pursuant to a Registration Statement filed under the Securities Act. The 6,647,000 shares were issued previously by the Company and are held by 88 beneficial owners.

Item 2.  LEGAL PROCEEDINGS

There are no material legal proceedings of any nature pending against the Company and to the Company has no knowledge that any such proceedings are contemplated.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES

During the period from October 2000 through March 31, 2001, the Company issued 997,000 shares of common stock in reliance upon the exemption provided by
Section 4(2) of the Securities Act of 1933 (the "Securities Act") and pursuant to Rule 504 of Regulation D, for a total of gross proceeds of $997,000. All the shares were sold to Accredited Investors only and each investor was delivered a private placement memorandum. The Company expects that the shares of common stock issued in the 504 offering will be eligible as free trading shares following the completion of the 504 offering. The shares sold in 504 offering were purchased by a total of 73 investors.

The Company has issued 5,000,000 restricted shares to Global Power and Water, Inc., a company owned and controlled by Greg Paxton, in accordance with the Agreements signed between Global and the Company in reliance upon the exemption provided by Section 4(2) of the Securities Act.

On August 15, 2000, the Company issued 25,000 restricted shares at par value to each of the two Directors. On April 26, 2000, the Company issued 600,000 restricted shares to a former Company's director and incorporator, valued at par value. These shares were issued pursuant to Section 4(2) of the Securities Act. A total of 329,000 shares were subsequently gifted to friends and family of the Company's former director and incorporator, and a total of 271,000 shares are held by the Company's former director and incorporator individually and through entity controlled by him.

Item 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the General Corporation Law of Delaware provides for broad indemnification of officers and directors and Section 326 of the General Corporation Law of Delaware states as follows: When an officer, director or stockholder shall pay any debt of a corporation for which he is made by the provisions of this chapter, he may recover the amount so paid in an action against the corporation for money paid for its use, and in such action only the property of the corporation shall be liable to be taken and not the property of any stockholder. The certificate of Incorporation provides each person who serves or has served as a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director: (I) for any breach of loyalty to the corporation or its stockholders; (II) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law; (III) for unlawful payment of dividend or unlawful stock purchase or redemption as such liability is imposed under Section 174 of the General Corporate Laws of Delaware; or (IV) for any transaction from which the director derived an improper personal benefit.

                                    PART F/S

The financial statements and supplemental data required by Item 310 of Regulation S-B are attached hereto.

                                 AQUA DYNE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                         FROM INCEPTION (APRIL 26, 2000)
                            THROUGH DECEMBER 31, 2000
                         AND FOR THE THREE MONTHS ENDED
                           MARCH 31, 2001 (UNAUDITED)

                                 AQUA DYNE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS

Independent Auditors' Report                                             F-1

Balance Sheets                                                           F-2

Statements of Operations                                                 F-3

Statements of Changes in Stockholders' Equity                            F-4

Statements of Cash Flows                                                 F-5

Notes to Financial Statements                                            F-6

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Aqua Dyne, Inc.

We have audited the accompanying balance sheet of Aqua Dyne, Inc. (a Delaware Corporation) (a Development Stage Company) as of December 31, 2000 and the related statements of operations, changes in stockholders' equity, and cash flows from inception (April 26, 2000) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aqua Dyne, Inc. as of December 31, 2000 and the results of its operations and cash flows from inception (April 26, 2000) through December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

MENDOZA BERGER & COMPANY, LLP

March 31, 2001
Irvine, California


                                          AQUA DYNE, INC.
                                   (A DEVELOPMENT STAGE COMPANY)
                                           BALANCE SHEETS
---------------------------------------------------------------------------------------------------

                                          ASSETS
                                                                    DECEMBER 31,     MARCH 31, 2001
                                                                         2000         (UNAUDITED)
                                                                    --------------   --------------
Current assets:
    Cash                                                            $     486,795    $     815,142
    Prepaid expenses                                                            -           21,429
                                                                    --------------   --------------

     Total current assets                                                 486,795          836,571

Intellectual property, net of amortization (Notes 2 and 3)                  3,887            3,837
                                                                    --------------   --------------

     Total assets                                                   $     490,682    $     840,408
                                                                    ==============   ==============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                $      10,641    $           -
    Due to officer                                                          7,364                -
    Stock subscriptions payable (Note 5)                                  487,000                -
                                                                    --------------   --------------

     Total current liabilities                                            505,005                -
                                                                    --------------   --------------

Commitments (Note 3)                                                            -                -

Stockholders' equity: (Notes 3 and 5)
    Common Stock, $0.001 par value, 20,000,000 shares authorized;
       4,650,000 and 6,647,000 shares issued and outstanding at
       December 31, 2000 and March 31, 2001, respectively                   4,650            6,647
    Additional paid-in capital                                                  -        1,995,003
    Deficit accumulated during development stage                          (18,973)      (1,161,242)
                                                                    --------------   --------------

     Total stockholders' equity                                           (14,323)         840,408
                                                                    --------------   --------------

     Total liabilities and stockholders' equity                     $     490,682    $     840,408
                                                                    ==============   ==============

          The accompanying notes are an integral part of these financial statements

                                                 F-2


                                                AQUA DYNE, INC.
                                         (A DEVELOPMENT STAGE COMPANY)
                                           STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------------------------

                                                                                            CUMULATIVE AMOUNTS
                                                                                              FROM INCEPTION
                                                       FROM INCEPTION                        (APRIL 26, 2000)
                                                      (APRIL 26, 2000)   THREE MONTHS ENDED      THROUGH
                                                           THROUGH         MARCH 31, 2001     MARCH 31, 2001
                                                       DECEMBER 31, 2000    (UNAUDITED)         (UNAUDITED)
                                                       ----------------   ----------------   ----------------
Operating expenses:
    General and administrative                         $        18,973    $         6,648    $        25,621
    Research and development                                         -            138,971            138,971
    Impairment loss on
      intellectual property                                          -          1,000,000          1,000,000
                                                       ----------------   ----------------   ----------------

Total operating expenses                                        18,973          1,145,619          1,164,592
                                                       ----------------   ----------------   ----------------

Loss from operations                                           (18,973)        (1,145,619)        (1,164,592)

Interest income                                                      -              3,350              3,350
                                                       ----------------   ----------------   ----------------

Provision for taxes (Note 6)                                         -                  -                  -
                                                       ----------------   ----------------   ----------------

Net loss                                               $       (18,973)   $    (1,142,269)   $    (1,161,242)
                                                       ================   ================   ================

Loss per share                                         $         (0.01)   $         (0.19)   $         (0.26)
                                                       ================   ================   ================

Weighted average number of common shares outstanding         3,936,948          5,944,644          4,469,965
                                                       ================   ================   ================

               The accompanying notes are an integral part of these financial statements

                                                      F-3


                                                                    AQUA DYNE, INC.
                                                             (A DEVELOPMENT STAGE COMPANY)
                                                STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
---------------------------------------------------------------------------------------------------------------------------------


                                                            COMMON STOCK
                                                     ---------------------------
                                                                                                    DEFICIT
                                                                                                   ACCUMULATED          TOTAL
                                                     NUMBER OF      PAR VALUE       ADDITIONAL     DURING THE       STOCKHOLDERS'
                                                      SHARES          $0.001     PAID-IN CAPITAL DEVELOPMENT STAGE    EQUITY
                                                  --------------  --------------  --------------  --------------   --------------
Balance at inception - April 26, 2000                         -   $           -   $           -   $           -    $           -

Issuance of stock for intellectual
  property (Note 3)                                   4,000,000           4,000               -               -            4,000

Issuance of stock to directors (Note 5)                 650,000             650               -               -              650

Net loss                                                      -               -               -         (18,973)         (18,973)
                                                  --------------  --------------  --------------  --------------   --------------

Balance at December 31, 2000                          4,650,000           4,650               -         (18,973)         (14,323)
                                                  --------------  --------------  --------------  --------------   --------------

Issuance of stock for cash from stock
  subscriptions (unaudited) (Note 5)                    487,000             487         486,513               -          487,000
Issuance of stock for intellectual property
  (unaudited) (Note 5)                                1,000,000           1,000         999,000               -        1,000,000
Issuance of stock for cash (unaudited) (Note 5)         510,000             510         509,490               -          510,000
Net loss (unaudited)                                          -               -               -      (1,142,269)      (1,142,269)
                                                  --------------  --------------  --------------  --------------   --------------

Balance at March 31, 2001 (unaudited)                 6,647,000   $       6,647   $   1,995,003   $  (1,161,242)   $     840,408
                                                  ==============  ==============  ==============  ==============   ==============

                    The accompanying notes are an integral part of these financial statements

                                                        F-4


                                                AQUA DYNE, INC.
                                         (A DEVELOPMENT STAGE COMPANY)
                                           STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------

                                                                                       CUMULATIVE AMOUNTS
                                                                                          FROM INCEPTION
                                                       FROM INCEPTION                     (APRIL 26, 2000)
                                                      (APRIL 26, 2000)  THREE MONTHS ENDED   THROUGH
                                                          THROUGH        MARCH 31, 2001   MARCH 31, 2001
                                                      DECEMBER 31, 2000  (UNAUDITED)       (UNAUDITED)
                                                       --------------   --------------   --------------
Cash flows from operating activities:
   Net loss                                            $     (18,973)   $  (1,142,269)   $  (1,161,242)

Adjustments to reconcile net loss to net cash used
  in operating activities:
    Amortization                                                 113               50              163
    Directors fees                                               650                -              650
    Impairment loss on intellectual property                       -        1,000,000        1,000,000
Changes in assets and liabilities:
    Increase in prepaid expenses                                   -          (21,429)         (21,429)
    Increase (decrease) in accounts payable                   10,641          (10,641)               -
    Increase (decrease) in due to officer                      7,364           (7,364)               -
                                                       --------------   --------------   --------------

       Net cash used in operations                              (205)        (181,653)        (181,858)
                                                       --------------   --------------   --------------

Cash flows from financing activities:
    Stock subscriptions payable                              487,000                -          487,000
    Issuance of common stock                                       -          510,000          510,000
                                                       --------------   --------------   --------------

        Net cash from financing activities                   487,000          510,000          997,000
                                                       --------------   --------------   --------------

Net increase in cash                                         486,795          328,347          815,142

Cash, beginning of period                                          -          486,795                -
                                                       --------------   --------------   --------------

Cash, end of period                                    $     486,795    $     815,142    $     815,142
                                                       ==============   ==============   ==============

SUPPLEMENTAL DISCLOSURE OF NON-CASH
   INVESTING AND FINANCING ACTIVITIES:

    Issuance of stock for intellectual property        $       4,000    $   1,000,000    $   1,004,000
                                                       ==============   ==============   ==============

    Issuance of stock for stock subscription payable   $           -    $     487,000    $     487,000
                                                       ==============   ==============   ==============

    Issuance of stock to directors                     $         650    $           -    $         650
                                                       ==============   ==============   ==============

               The accompanying notes are an integral part of these financial statements

                                                 F-5

                                 AQUA DYNE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            FROM INCEPTION (APRIL 26, 2000) THROUGH DECEMBER 31, 2000
                  AND FOR THE THREE MONTHS ENDED MARCH 31, 2001
     (THE INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 2001
                                 IS UNAUDITED)
--------------------------------------------------------------------------------

1.       ORGANIZATION AND HISTORY
         ------------------------

         Aqua Dyne, Inc. (the Company), a Delaware Corporation, was incorporated on April 26, 2000. On June 8, 2000, the Company acquired water purification technology, which removes impurities from water in great volume. The Company intends to sell purification units, which will allow customers to purify water at the source. The Company has completed its prototype units and is in the process of developing a commercial product.

         The Company has been in the development stage since its inception, April 26, 2000. It is primarily engaged in raising capital and developing a marketable commercial water purification product.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         INTELLECTUAL PROPERTY
         ---------------------

         The cost of the intellectual property acquired is being amortized on a straight-line basis over its useful life of 20 years. Amortization expense charged to operations in the period ended December 31, 2000, and for the three months ended March 31, 2001, was $113 and $50 (unaudited), respectively.

         OPERATIONS
         ----------

         The Company is managed by two officers who are also directors of the Company. In February 2001, the Company agreed to reimburse a company related by common management $25,000 for the use of office space and employees for the year ended December 31, 2001. The Company has expensed $3,571 (unaudited) for the three months ended March 31, 2001.

         USE OF ESTIMATES
         ----------------

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 AQUA DYNE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            FROM INCEPTION (APRIL 26, 2000) THROUGH DECEMBER 31, 2000
                  AND FOR THE THREE MONTHS ENDED MARCH 31, 2001
     (THE INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 2001
                                 IS UNAUDITED)
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
         ------------------------------------------

         INTERIM FINANCIAL INFORMATION
         -----------------------------

         The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments; which in the opinion of management, are necessary to fairly state the Company's financial position, the results of its operations and cash flows for the periods presented. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of results for the entire fiscal year ending December 31, 2001.

         INCOME TAXES
         ------------

         Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         NET LOSS PER SHARE
         ------------------

         In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128 "Earnings Per Share" which requires the Company to present basic and diluted earnings per share, for all periods presented. The computation of loss per common share (basic and diluted) is based on the weighted average number of shares actually outstanding during the period. The Company has no common stock equivalents, which would dilute earnings per share.

         FAIR VALUE OF FINANCIAL INSTRUMENTS
         -----------------------------------

         Financial instruments consist principally of cash. The estimated fair value of this instrument approximates its carrying value.

                                 AQUA DYNE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            FROM INCEPTION (APRIL 26, 2000) THROUGH DECEMBER 31, 2000
                  AND FOR THE THREE MONTHS ENDED MARCH 31, 2001
     (THE INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 2001
                                 IS UNAUDITED)
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
         ------------------------------------------

         RESEARCH AND DEVELOPMENT COSTS
         ------------------------------

         The Company is currently in the process of establishing a marketable application for its purchased water purification system. All costs incurred related to the purification system have been charged to expense. Total research and development-related costs charged to expense for the period ended December 31, 2000, and for the three months ended March 31, 2001, was $0 and $138,971 (unaudited), respectively.

         IMPAIRMENT OF LONG-LIVED ASSETS
         -------------------------------

         In accordance with SFAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", the Company periodically reviews its long-lived assets to be held and used by the Company to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions of factors that may be present. If such impairment indicators are present of other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amounts and the estimated value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on an estimate of discounted cash flow analysis.

         On January 25, 2001, the Company issued an additional 1,000,000 shares of its common stock valued at $1 per share or $1,000,000 to a related party, Global Power & Water, Inc., as an additional payment for intellectual property. (See Note 3). During the three months ended March 31, 2001, the Company wrote down the intellectual property to its fair value of $4,000 and recorded an impairment loss of $1,000,000. For the period ended December 31, 2000, and for the three months ended March 31, 2001, impairment losses were $0 and $1,000,000 (unaudited), respectively.

                                 AQUA DYNE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            FROM INCEPTION (APRIL 26, 2000) THROUGH DECEMBER 31, 2000
                  AND FOR THE THREE MONTHS ENDED MARCH 31, 2001
     (THE INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 2001
                                 IS UNAUDITED)
--------------------------------------------------------------------------------

3.       INTELLECTUAL PROPERTY
         ---------------------

         On June 8, 2000, the Company purchased ownership rights to certain water purification intellectual property and technology, and a related system from Global Power & Water, Inc. (Global), which includes a pending Australian patent application, certain other patent rights, copyrights, design rights, trademark rights, and any other rights that may exist at any time in relation to this product. The Company issued 4,000,000 shares of restricted common stock valued at $4,000 for the purchase of this technology. In addition, the agreement calls for the Company to issue 1,000,000 shares when a working prototype has successfully completed required tests. Also, the Company will issue an additional 1,000,000 restricted shares when Global has produced a marketable product. As discussed in Note 5, the second installment of the restricted shares was issued in January 2001.

         In addition, the Company has entered into an agreement with Global to assist in the development of a workable prototype. The Company will pay Global $80,000 per year once a marketable prototype has been developed. Thereafter, the annual payments will increase to $100,000 and will be further increased to $120,000 per year when the Company has secured its first contract. The Company has paid $113,971 (unaudited) to Global for the three months ended March 31, 2001, in accordance with its development agreement.

         As a result of the above transactions, as of March 31, 2001, Global has acquired 75.22% of the issued and outstanding common stock of the Company, which gives Global the ability to exercise significant control over the Company.

4.       RELATED PARTY TRANSACTIONS
         --------------------------

         DUE TO OFFICER
         --------------

         As of December 31, 2000, the Company owed $7,364 to the Chief Executive officer of the Company. The amounts owed to officer consisted principally of administrative and out-of-pocket expenses incurred on behalf of the Company.

                                 AQUA DYNE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            FROM INCEPTION (APRIL 26, 2000) THROUGH DECEMBER 31, 2000
                  AND FOR THE THREE MONTHS ENDED MARCH 31, 2001
     (THE INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 2001
                                 IS UNAUDITED)
--------------------------------------------------------------------------------

5.       CAPITAL STOCK
         -------------

         COMMON STOCK
         ------------

         On April 26, 2000, the Company issued 600,000 restricted shares of common stock to a former Company director and incorporator at a fair value of $0.001 per common share, for services provided in connection with the incorporation of the Company. The Company charged $600 to compensation expense for the period ended December 31, 2000.

         On June 8, 2000, the Company purchased intellectual rights (Note 3) to certain water purification technology through the issuance of 4,000,000 shares of restricted common stock, valued at $4,000, which was the estimated adjusted cost basis of the intellectual property prior to the sale.

         On May 15, 2000, the Company approved the issuance of 50,000 restricted shares of common stock to Company directors at a fair value of $0.001 per common share, for services provided in serving as Company directors. The Company charged $50 to compensation expense for the period ended December 31, 2000.

         During the period October through December 31, 2000, the Company sold subscriptions for 487,000 shares of common stock under SEC Regulation D, Rule 504, for $487,000. Since the Company did not achieve its minimum level of funding as of December 31, 2000, the total amount received was classified as a liability. Subsequent to December 31, 2000, the Company reached its minimum level of funding, and the shares of common stock were subsequently issued to the subscribers.

         In January 2001, the Company issued 1,000,000 shares of restricted common stock to Global in accordance with the purchase agreement (Note
         3) for the water purification technology.

         In January and February 2001, the Company continued its sale of common stock through the Regulation D, Rule 504 offering. The Company issued an additional 510,000 shares of common stock, at $1.00 per share, or $510,000.

                                 AQUA DYNE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            FROM INCEPTION (APRIL 26, 2000) THROUGH DECEMBER 31, 2000
                  AND FOR THE THREE MONTHS ENDED MARCH 31, 2001
     (THE INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 2001
                                 IS UNAUDITED)
--------------------------------------------------------------------------------


6.       INCOME TAXES
         ------------

         The components of the deferred tax asset is as follows:

                                                                   MARCH 31, 2001
                                             DECEMBER 31, 2000       (UNAUDITED)
                                             -----------------    -----------------
   Deferred tax assets:
       Net operating loss carryforward       $          8,000     $        458,000

   Valuation allowance                                 (8,000)            (458,000)
                                             -----------------    -----------------

   Net deferred tax assets                   $              -     $              -
                                             =================    =================

         The Company had available approximately $19,000 and $1,150,000 (unaudited) of unused Federal and state net operating loss carryforwards at December 31, 2000 and March 31, 2001, respectively, that may be applied against future taxable income. These net operating loss carryforwards expire for Federal purposes in 2020. There is no assurance that the Company will realize the benefit of the net operating loss carryforwards.

         SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2000 and March 31, 2001, valuations for the full amount of the net deferred tax asset were established due to the uncertainties as to the amount of the taxable income that would be generated in future years.

         Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

                                                                   MARCH 31, 2001
                                             DECEMBER 31, 2000       (UNAUDITED)
                                             -----------------    -----------------

   Statutory federal tax (benefit) rate               (34.00)%             (34.00)%
   Statutory state tax (benefit) rate                  (5.83)%              (5.83)%
                                             -----------------    -----------------

   Effective tax rate                                 (39.83)%             (39.83)%

   Valuation allowance                                 39.83%               39.83%
                                             -----------------    -----------------

   Effective income tax rate                            0.00%                0.00%
                                             =================    =================


                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit Number      Description                                           Pages
--------------      -----------                                           -----
3.1                 Articles of Incorporation*
3.2                 Bylaws*
4.1                 Form of the Stock Certificate*
4.2                 Form of Subscription Agreement executed by investors
                      in the Private Placement*
10.1                Deed of Agreement for Assignment of Intellectual Property*
10.2                Agreement for Performance of Services by Independent
                      Contractor*
23.1                Consent of Certified Public Accountants*

--------------------------------------------------------------------------------

* Previously filed with the Securities and Exchange Commission

                                   SIGNATURES
                                   ----------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   AQUA DYNE, INC.

                                   By: /s/ John Ritter
                                       -----------------------------------
                                       John Ritter, President and Director

                                   Dated: December 7, 2001

                                       19